SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

DETAILED FINAL VOTING CHART

EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX) hereby discloses to its shareholders and the general market the detailed final voting chart of the Extraordinary General Meeting held on October 16, 2018 (“EGM”). This voting chart consolidates the voting instructions made in person by the shareholders, as computed in the EGM, indicates the first 5 numbers of the shareholders’ enrollment in the Individual Taxpayers’ Register (CPF) or in the National Register of Legal Entities (CNPJ), the vote cast by the shareholders with respect to each matter and information on the shareholding structure.

As there was no remote voting in this EGM, pursuant to CVM Ruling No. 481/09, the detailed final voting chart would not need to be submitted. However, as we are always seeking the best Corporate Governance practices, Braskem is now disclosing it in the form of Exhibit I.

Further information can be obtained from the Company’s Investor Relations Department, by phone (11) 3576-9531 or e-mail braskem-ri@braskem.com.br.

Camaçari/BA, October 17, 2018.

DOCS - 3970235v1

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

NIRE 29300006939

PUBLICLY-HELD COMPANY

EXHIBIT I

DETAILED FINAL VOTING CHART

EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 16, 2018

Resolutions
1

Change of the composition of the Company's Board of Directors due to: (i) the appointment of Mr. João Carlos Trigo de Loureiro, current full member of the Board of Directors, to the vacant position of alternate member of the Company's Board of Directors;  (ii) the resignation submitted by Mr. Marcus Vinicius de Oliveira Magalhães;  and (iii) the appointment of three (3) new members to the Company's Board of Directors, i.e., two (2) new full members and one (1) new alternate member, all appointed by shareholder Petróleo Brasileiro S.A. - Petrobras ("Petrobras"), for the remainder of the current term, which will end at the Annual General Meeting, which will resolve on the Company's financial statements for the fiscal year ending on December 31, 2019.

	1.1	Ricardo Baldin (full member) Fábio Venturelli (full member) João Carlos Trigo de Loureiro (alternate member) Larry Carris Cardoso (alternate member)
	1.2	Walter Luis Bernardes Albertoni (full member) Wilfredo João Vicente Gomes (alternate member)[1]
2	Amendment to article 4 of the Company's Bylaws as a result of the share conversion exercised by the minority class "B" preferred shareholder.
3

Amendment to article 26, item (xviii) of the Company's Bylaws, in order to change the definition of related parties, which will observe the Company's policy on the matter and will no longer contain the exception of the raw material supply agreements, and to increase the approval thresholds.

DOCS - 3970235v1

1 They were included as candidates in the majority election by common shareholder GERAÇÃO FUTURO L.PAR FUNDO DE INVESTIMENTO EM AÇÕES, as it is not possible to request a separate election when replacing a member with an effective term of office.

CNPJ/CPF first 5 digits	Number of shares	Resolutions
	(Common Shares)	1.1	1.2	2	3
51447	1	APPROVAL	REJECTION	APPROVAL	APPROVAL
10904	226,334,622	APPROVAL	REJECTION	APPROVAL	APPROVAL
33000	212,426,952	APPROVAL	REJECTION	APPROVAL	APPROVAL
89351	3,055,600	REJECTION	APPROVAL	ABSTENTION	ABSTENTION

DOCS - 3970235v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.